FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2005


                                  DRYSHIPS INC.


                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes____ No X
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on February 3, 2005 relating to the determination on that day of the initial public offering price of its common shares.

     Attached hereto as Exhibit 2 is a copy of the press release issued by DryShips Inc. on February 15, 2005 relating to the closing of its initial public offering on February 8, 2005.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                  DryShips Inc.
                                                -------------------------
                                                  (Registrant)




Date  February 17, 2005                   By   /s/ Christopher Thomas
                                               ---------------------------
                                               Christopher Thomas
                                               Chief Financial Officer

23113.0002 #548810